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                              August 15, 2022

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August 8,
2022
                                                            CIK No. 0001933951

       Dear Ms. Lee:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Risk Factors
       "Interruptions affecting our supply chain may adversely affect our business.", page 13

   1. We note your new risk factor in response to comment two, as well as your disclosure that
                                                        "[i]t is important that
we maintain optimal levels of inventory in our distribution centers and retail stores and
be able to respond rapidly to shifting customer demands." Please specifically state that
global supply chain disruptions have had a negative impact on your inventory availability
to date, if true, and elaborate upon the scope and nature of the negative impact to you.
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
August  15, NameSAG
            2022     Holdings Ltd
August
Page 2 15, 2022 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 32

2. Please revise your disclosure of the weighted average number of ordinary shares outstanding to reflect the number of ordinary shares outstanding used to determine your basic and diluted net income per ordinary share. Please tell us why your basic and diluted net income per ordinary share in U.S. dollars for the year ended December 31, 2020 disclosed herein does not appear to be consistent with the basic and diluted earnings per share measures disclosed in the consolidated statements of operations and comprehensive income on page F-4.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Description and Analysis of Principal Components of Our Results of Operations, page 35

3. We note your revision in Note 3 to present two reportable segments under ASC 280 in response to comment 13. Please revise your operating results discussion to disclose in greater detail the reasons for changes in each reportable segment's operating results between the reporting periods. Refer to Item 5 of Form 20-F. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

4. We note your response to our fifth comment pertaining to trade restrictions. Please explicitly clarify whether these trade restrictions continue to impact your business, with a view to understanding whether a decline in revenue is expected to continue.
Enhancement and innovation of digital capability, page 61

5. We note your response to our ninth comment. At the end of this discussion, please include a cross-reference to the risk factor you have added on page 17 pertaining to the risks associated with expansion of your e-commerce presence.
Business
Develop Warrant and Service Suite Offerings, page 62

6. We note your response to our tenth comment. If true, please explicitly clarify that there are currently no ongoing negotiations with potential customers in these areas or any contracts that have been signed to date with potential business partners who would assist in the provision of these services.
Notes to Consolidated Financial Statements
Note 10 - Right-of-Use Assets, page F-20

7.       We note your expanded disclosure under Note 10 in response to comment
12. Please tell
         us how you have determined your finance lease right-of-use asset had zero value as of
         December 31, 2021 and 2020. We refer you to ASC 842-20-30-5 and ASC 842-20-35-1.
 Ivy Lee
SAG Holdings Ltd
August 15, 2022
Page 3

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameIvy Lee
                                                         Division of
Corporation Finance
Comapany NameSAG Holdings Ltd
                                                         Office of Trade &
Services
August 15, 2022 Page 3
cc:       Joilene Wood
FirstName LastName